BAKER & MCKENZIE
東京青山・青木・狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 JUL 16 A 7:21

[redacted]

08003818

July 15, 2008



U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

**Re: File Number: 82-5233**

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Effects of Business-Suspension Order on Results dated July 11, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
JUL 18 2008
THOMSON REUTERS

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

July 11, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

# Notice of Effects of Business-Suspension Order on Results

On July 9, 2008, Belluna received an order from the Ministry of Economy, Trade and Industry to suspend certain business operations pertaining to the door-to-door sales as stipulated in Article 2, Paragraph 1 of the Act on Specified Commercial Transactions ("the Act") ("door-to-door sales") and received an instruction under Article 7 of the Act under the provision of Article 8, Paragraph 1 of the Act. Details on the effects of the business-suspension order on business results are provided below.

## Description

1. Business activities subject to action

The Belluna Group operates in seven business segments: catalog business, single-item mail order business, advanced finance (AF) business, Belluna Operation Trust (BOT) business, Karemu business, property business, and other businesses. The business-suspension order and instruction is related to the door-to-door sales as stipulated in Article 2, Paragraph 1 of the Act, and the exhibition sales operations in the Karemu business are subject to the order and instruction. The Group withdrew from the exhibition sales operations in June 2008 and does not engage in the operations any more.

2. Past Results of the Exhibition Sales Operations

(Million yen)

| | | Year ended Mar. 2006 | | Year ended Mar. 2007 | | Year ended Mar. 2008 | |
|---|---|---|---|---|---|---|---|
| **I. Net sales** | | | (Component ratio) | | (Component ratio) | | (Component ratio) |
| 1 | Exhibition sales operations | 3,254 | 2.7% | 3,546 | 2.7% | 3,304 | 2.6% |
| 2 | Other than exhibition sales operations | 118,685 | 97.3% | 126,366 | 97.3% | 121,869 | 97.4% |
| | Total | 121,939 | 100.0% | 129,912 | 100.0% | 125,173 | 100.0% |
| **II. Operating income** | | | | | | | |
| 1 | Exhibition sales operations | -218 | -1.9% | -309 | -2.5% | -338 | -3.3% |
| 2 | Other than exhibition sales operations | 11,480 | 101.9% | 12,431 | 102.5% | 10,546 | 103.3% |
| | Total | 11,262 | 100.0% | 12,122 | 100.0% | 10,208 | 100.0% |

3. Effects on Results

(1) Effect on results in the exhibition sales operations

Belluna expected to post sales of ¥550 million for the current fiscal year. Of the expected sales, orders received in the previous fiscal years account for about ¥500 million. Sales coming from orders received in the current fiscal year are expected to be about ¥50 million. The sales of ¥50 million are estimated orders to June 2008. Since orders have been almost in line with expectations, the forecast will not be revised.

The Company withdrew from the exhibition sales operations in June 2008 and an early cancellation penalty of about ¥20 million has arisen in association with the withdrawal. The expense has already been included in the earnings forecast for the current fiscal year. Since the employees who engaged in the operations have been transferred to other operations in the Company or subsidiaries of the Company and will continue to be employed, extraordinary expenses, including early retirement benefits, are not anticipated.

(2) Effect on results in businesses other than the exhibition sales operations

The suspension of the exhibition sales operations has not directly affected the earnings forecast for businesses other than the exhibition sales operations. Any facts that will affect the earnings forecast will be announced as soon as possible after they are identified.

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